UF 3-9-05

SECURITIES AND EXCHANGE COMMISSION
05036122

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carson Medlin Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 West Kennedy Blvd., Suite 305
(No. and Street)

Tampa, Florida 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Medlin, Chairman (813) 289-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

501 So. Dakota Ave., Ste 1 (Address) Tampa, (City) Florida (State) 33606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05 SS

OATH OR AFFIRMATION

I, William G. Medlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carson Medlin Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MYLA ANN CLANTON
MY COMMISSION # DD345637
EXPIRES: October 03, 2008
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Notary Public

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

501 SO. DAKOTA AVENUE
SUITE 1
TAMPA, FL 33606
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying balance sheets of The Carson Medlin Company as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carson Medlin Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange

Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 21, 2005

THE CARSON MEDLIN COMPANY
BALANCE SHEETS

ASSETS

	DECEMBER 31, 2004	DECEMBER 31, 2003
CURRENT ASSETS		
Cash	$ 24,125	$ 33,067
Accounts receivable	24,088	37,909
Total current assets	48,213	70,976
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $58,143 and $53,674	14,733	19,202
OTHER ASSETS		
Deposits	2,650	2,040
Total assets	$ 65,596	$ 92,218

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 0	$ 64
Payroll taxes payable	284	
Interest payable	5,363	3,712
Total current liabilities	5,647	3,776
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated notes	33,000	33,000
Total liabilities	38,647	36,776
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	(23,051)	5,442
Total stockholders' equity	26,949	55,442
Total liabilities and stockholders' equity	$ 65,596	$ 92,218

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

501 SO. DAKOTA AVENUE
SUITE 1
TAMPA, FL 33606
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying financial statements of The Carson Medlin Company as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 21, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph a to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable, but not absolute, assuranc that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Carson Medlin Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 21, 2005